Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

December 2017

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated December 14, 2017, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: December 14, 2017	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Aegon Supervisory Board Chairman Rob Routs to step down at next AGM

Supervisory Board has elected William Connelly as its next Chairman

Aegon today announces that Mr. Robert J. Routs, Chairman of its Supervisory Board, has decided to step down at the next Annual General Meeting of Shareholders (AGM) in May 2018.

After completing ten years as a member of Aegon’s Supervisory Board, Mr. Routs has expressed his desire to step down at the AGM of May 18, 2018. He was first appointed to Aegon’s Supervisory Board in April 2008, and became Chairman in April 2010. He is in his third and final term and currently serves as Chairman of the Nomination and Governance Committee, and is also a member of the Remuneration Committee of the Supervisory Board.

The Supervisory Board has elected Mr. William (‘Bill’) Connelly (French nationality) as its next Chairman and he will succeed Mr. Routs following the next AGM. Mr. Connelly was appointed to Aegon’s Supervisory Board in May 2017, and is currently a member of the Supervisory Board Audit and Remuneration Committees.

“I would like to express my sincere appreciation and gratitude for the way in which Rob has chaired the Supervisory Board, and for the challenge and support he has given the management team during these transformative years”, said Alex Wynaendts, CEO of Aegon. “We welcome the Board’s decision to elect Bill Connelly as its next Chairman. His track record in the financial services business and his valuable international experience make him very well-equipped to oversee the further transformation and growth of our businesses”.

Mr. Connelly’s appointment as Chairman has been approved by the Dutch Central Bank (DNB). Mr. Routs will continue to perform his duties as Chairman and member of the Supervisory Board up to and including the 2018 AGM to ensure a smooth handover to his successor.

Profiles of individual members of Aegon’s Supervisory Board and information about the composition of the Board is available on www.aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Dick Schiethart +31 (0) 70 344 8821 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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